
05007683

82-3470



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

19th April, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

ITC bags ISO 9001 for Investor Servicing

We enclose a copy of the Press Release dated 18th April, 2005, issued by the Company on the subject.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above.


SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH. D.C.
209
SECTION




ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT


SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH, D.C. 209 SECTION

From : **S H Venkatramani**
Head – Corporate Communications

ITC BAGS ISO 9001 FOR INVESTOR SERVICING

ITC has become one of the very few companies in India to obtain the coveted Quality Management System certification ISO 9001:2000 for investor servicing.

The certification testifies to the exemplary standards that the Company's Investor Services Centre (ISC) has achieved in complying with statutory and regulatory requirements and redressing investor grievances.

The certification audit was conducted by the leading certification agency Det Norske Veritas (DNV).

Some of the key achievements highlighted and documented during the audit were: the total commitment of the Company's top management to continuous improvement in investor services; stringent internal targets in share registration and related activities going well beyond statutory requirements, like the dematerialisation of shares in one day as against the statutorily prescribed 15 day deadline; the creation and implementation of a structured, comprehensive and well-documented system of investor services, a high level of compliance with statutory and regulatory requirements, and prompt and effective complaint redressal.

ITC is also one of the first Indian companies to recently come out with a detailed and comprehensive Sustainability Report, fully conforming to the Global Reporting Initiatives (GRI) Guidelines of 2002. The report highlights the Company's contribution across the economic, ecological and social dimensions, commonly referred to as the `triple bottom line'. The GRI Guidelines were jointly formulated by the US NGO (Non-Governmental Organisation) `Coalition for Environmentally Responsible Economies' (CERES) and the United Nations Environment Programme (UNEP).

April 18, 2005